MBS SOURCE ETRADING INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash Flows from Operating Activities

Net income (loss)			$ 80,751
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Deposit at clearing firm	$	(75,000)	
Accounts receivable		(20,583)	
Prepaid expenses		2,403	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		(5,631)	
Deferred revenue		(27,000)	
Total adjustments			(125,811)
Net cash provided by (used in) opreating activities			(45,060)
Net cash provided by (used in) investing activities			-
Net cash provided by (used in) finaincing activities			-
Net increase (decrease) in cash			(45,060)
Cash and acsh equivalents at the beginning of year			371,443
Cash and acsh equivalents at end of year			$ 326,383

Supplementary cash flow information

Cash paid during the year for:			
Interest	$	-	
Income Taxes	$	46,800	

The accompanying notes are an integral part of these financial statements